UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009
Commission File Number 000-51138
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY REPORTS FIRST QUARTER OF 2009 RESULTS
Seoul, South Korea — July 8, 2009 — GRAVITY Co., Ltd. (NasdaqGM: GRVY), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2009, prepared in accordance with generally accepted accounting principles in the United States.
Revenues for the first quarter ended March 31, 2009 was KRW 16,607 million (US$ 12,991), representing a 9.27% increase from KRW 15,198million (US$ 11,889 thousand) for the fourth quarter ended December 31, 2008 (“QoQ”) and a 32.55% increase from KRW 12,529 million (US$ 9,801 thousand) for the first quarter ended March 31, 2008 (“YoY”).
REVIEW OF FINANCIAL RESULTS
Revenues
Royalty and licensing fee revenues for the first quarter ended March 31, 2009 were KRW 10,816 million (US$ 8,461 thousand), representing a 16.99% increase QoQ from KRW 9,245 million (US$ 7,232 thousand) and a 56.82% increase YoY from KRW 6,897 million (US$ 5,395 thousand). The increase was primarily driven by higher Japan revenues from Ragnarok Online resulting from the weakening of the Korean Won against the Japanese Yen and contributed to increased revenues in Japan.
Subscription revenues for the first quarter of 2009 was KRW 3,475 million (US$ 2,718 thousand), representing a 12.28% increase QoQ and a 21.50% increase YoY compared to KRW 3,095 million (US$ 2,421 thousand) and KRW 2,860 million (US$ 2,237 thousand), respectively. The increased subscription revenues QoQ mostly came from increased revenues from Ragnarok Online in the U.S., Canada and Korea. The increase in revenues YoY were attributed to increased revenues from micro-transactions of Ragnarok Online in the U.S. and Canada and commercialization of Requiem in the U.S., Canada, Russia and CIS countries in June 2008. This increase was offset by decreased revenues from Ragnarok Online and Requiem in Korea.
Mobile game revenues was KRW 1,852 million (US$ 1,449 thousand) for the first quarter of 2009, representing a 4.57% increase QoQ from KRW 1,771 million (US$ 1,385 thousand) and a 30.33% increase YoY from KRW 1,421 million (US$ 1,112 thousand).
Character merchandising, animation and other revenue was KRW 464 million (US$ 363 thousand) for the first quarter of 2009, representing a 57.31% decrease QoQ from KRW 1,087 million (US$ 851 thousand) and a 65.66% decrease YoY from KRW 1,351 million (US$ 1,057 thousand). The decrease QoQ was mainly due to the decreased revenues from Ragnarok DS in Japan in the first quarter of 2009 compared with its higher revenues when it was released in December 2008 and partly resulted from the decreased sales of mobile phone accessories by NeoCyon, a subsidiary of the Company. The decrease YoY was primary due to decrease in sales of mobile phone accessories by NeoCyon.
Cost of Revenues and Operating Expenses
Cost of revenues were KRW 5,427 million (US$ 4,245 thousand) for the first quarter of 2009, representing a 10.10% decrease QoQ from KRW 6,037 million (US$ 4,722 thousand) and a 27.68% decrease YoY from KRW 7,504 million (US$ 5,870 thousand). The Company’s decreased cost of revenues QoQ was attributed to completion of the amortization on intangible assets in December 2008, which occurred when the Company acquired NeoCyon in November and December 2005. The decrease in cost of revenues YoY was mainly due to decreased cost of revenues related to mobile phone accessories, reduced amortization on intangible assets.

Operating expenses were KRW 5,667 million (US$ 4,433 thousand) for the first quarter of 2009, representing a 21.57% decrease QoQ from KRW 7,226 million (US$ 5,653 thousand) and a 15.56% decrease YoY from KRW 6,711 million (US$ 5,250 thousand). The decrease in operating expenses QoQ was mostly due to the decrease in commission paid and advertising expenses. The YoY decrease in operating expenses was attributed to i) decreased rent expenses which were due to relocation of the headquarter office in Seoul on February 1, 2008; the rent expenses for both old and new offices occurred between February 1, 2008 and Mar 16, 2008 as the lease agreement of the old office expired on March 16, 2008, which did not recur in the first quarter of 2009; ii) decreased R&D expenses; and iii) decrease in advertising expenses.
Income before income tax expenses and others was KRW 6,997 million (US$ 5,474 thousand) for the first quarter of 2009, which represents a 76.03% increase QoQ compared with KRW 3,975 million (US$ 3,110 thousand) and a 2,616.91% increase YoY compared with KRW 278 million losses (US$ 217 thousand).
As a result of the foregoing factors, Gravity recorded a net income of KRW 5,253 million (US$ 4,109 thousand) for the first quarter of 2009 compared with a net income of KRW 1,654 million (US$ 1,294 thousand) for the fourth quarter of 2008 and a net loss of KRW 4,513 million (US$ 3,531 thousand) for the first quarter of 2008.
The balance of cash and cash equivalents and short-term financial instruments was KRW 67,233 million (US$ 52,596 thousand) as of March 31, 2009.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,278.3 to US$ 1.00, the noon buying rate in effect on June 26, 2009 as quoted by the Federal Reserve Bank of New York.
About GRAVITY Co., Ltd. ---------------------------------------------------
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 38 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7800
#            #            #

GRAVITY Co., Ltd.
Consolidated Balance Sheet
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-08		31-Mar-09
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	53,168	41,593	57,766	45,190
Short-term financial instruments	7,278	5,693	9,467	7,406
Accounts receivable, net	6,540	5,116	5,808	4,544
Other current assets	5,564	4,353	5,305	4,149

	72,550	56,755	78,346	61,289

Property and equipment, net	5,226	4,088	4,638	3,628
Leasehold and other deposits	1,501	1,174	1,526	1,193
Intangible assets	11,154	8,725	11,111	8,692
Goodwill	1,451	1,135	1,451	1,135
Investment	2,440	1,909	2,176	1,702
Other non-current assets	1,613	1,263	1,960	1,535

Total assets	95,935	75,049	101,208	79,174

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	3,093	2,420	3,000	2,347
Deferred income	3,286	2,571	3,388	2,650
Income tax payable	815	637	338	264
Other current liabilities	1,203	941	934	731

Total current liabilities	8,397	6,569	7,660	5,992

Long-term deferred income	9,839	7,697	9,926	7,765
Accrued severance benefits	926	724	1,111	869
Other non-current liabilities	165	129	156	122

Total liabilities	19,327	15,119	18,853	14,748

Minority interest	137	107	156	122
Common stock	3,474	2,718	3,474	2,718
Additional paid-in capital	75,247	58,865	75,265	58,879
Retained earnings	(5,652)	(4,421)	(399)	(312)
Accumulated other comprehensive income (loss)	3,402	2,661	3,859	3,019

Total shareholders’ equity	76,471	59,823	82,199	64,304

Total liabilities and shareholders’ equity	95,935	75,049	101,208	79,174

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,278.3 to US$1.00, the noon buying rate in effect on June 26, 2009 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
(In millions of KRW and in thousands of US$)

	Three months ended
	31-Dec-08		31-Mar-08		31-Mar-09
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Online games-subscription revenue	3,095	2,421	2,860	2,237	3,475	2,718
Online games-royalties and license fees	9,245	7,232	6,897	5,395	10,816	8,461
Mobile games	1,771	1,385	1,421	1,112	1,852	1,449
Character merchandising, animation and other revenue	1,087	851	1,351	1,057	464	363

Total net revenues	15,198	11,889	12,529	9,801	16,607	12,991

Cost of revenues	6,037	4,722	7,504	5,870	5,427	4,245

Gross profit	9,161	7,167	5,025	3,931	11,180	8,746

Operating expenses
Selling, general and administrative	6,888	5,388	5,928	4,637	5,316	4,159
Research and development	338	265	783	613	351	274

Operating income (loss)	1,935	1,514	(1,686)	(1,319)	5,513	4,313

Other income (expenses)
Interest income	793	620	702	549	737	577
Interest expense	(14)	(11)	(4)	(3)	(15)	(12)
Foreign currency gains (losses), net	1,274	997	713	558	763	597
Others, net	(13)	(10)	(3)	(2)	(1)	(1)

Income (losses) before income tax expense, minority interest and equity in loss of related joint venture	3,975	3,110	(278)	(217)	6,997	5,474

Income tax expenses	858	671	849	665	1,405	1,099

Income (losses) before minority interest and equity in loss of related joint venture	3,117	2,439	(1,127)	(882)	5,592	4,375

Minority interest	8	6	22	17	18	14
Equity in loss of related joint venture	1,455	1,139	3,364	2,632	321	252

Net Income (Loss)	1,654	1,294	(4,513)	(3,531)	5,253	4,109

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,278.3 to US$1.00, the noon buying rate in effect on June 26, 2009 as quoted by the Federal Reserve Bank of New York.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 07/08/2009	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer